

Mail Stop 4561

October 20, 2016

Robert Michelson
Chief Executive Officer and President
RMG Networks Holding Corporation
15301 Dallas Parkway, Suite 500
Addison, TX 75001

> **Re:** **RMG Networks Holding Corporation**
> **Registration Statement on Form S-3**
> **Filed October 11, 2016**
> **File No. 333-214043**

Dear Mr. Michelson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gabriel Eckstein at (202) 551-3286 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Branch Chief—Legal
Office of Information
Technologies and Services

cc: Ameer Ahmad, Esq.
        Greenberg Traurig, LLP